Filed Pursuant to Rule 433

Dated November 7, 2019

Registration No. 333-234555

Pricing Term Sheet

$350,000,000 5.15% Senior Notes due 2029

The information in this pricing term sheet supplements Patterson-UTI Energy, Inc.’s preliminary prospectus supplement, dated November 7, 2019 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Patterson-UTI Energy, Inc. and not to its subsidiaries.

Issuer:	Patterson-UTI Energy, Inc.

Ratings: (Moody’s / S&P)*:	Baa2 (Stable) / BBB (Negative)

Security Type:	Senior Unsecured Notes

Pricing Date:	November 7, 2019

Expected Settlement Date:	November 15, 2019, which is the fifth business day after the date of this pricing term sheet. Currently, trades in the secondary market for debt securities ordinarily settle two business days after the date of execution, unless the parties to the trade agree otherwise. Accordingly, investors in this offering who wish to sell their notes before the second business day preceding the Settlement Date must specify an alternate settlement arrangement at the time of the trade to prevent a failed settlement. Those investors should consult their advisors.

Maturity Date:	November 15, 2029

Interest Payment Dates:	May 15 and November 15, beginning May 15, 2020

Principal Amount:	$350,000,000

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	97-10 / 1.928%

Spread to Benchmark Treasury:	+325 basis points

Yield to Maturity:	5.178%

Coupon:	5.150%

Public Offering Price:	99.784% of the principal amount

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Optional Redemption Provisions:

Make-Whole Call:	Prior to August 15, 2029, based on the Adjusted Treasury Rate plus 50 basis points

Par Call:	On or after August 15, 2029, the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the applicable redemption date

Use of Proceeds:	The Issuer estimates that the net proceeds to it from this offering will be approximately $346.0 million, after deducting the underwriting discount and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds to it from this offering to repay in full its 4.27% Series B Senior Notes due June 14, 2022, to repay a portion of the amounts outstanding under its term loan agreement and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

CUSIP / ISIN:	703481 AC5 / US703481AC52

Joint Book-Running Managers:	Goldman Sachs & Co. LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Wells Fargo Securities, LLC

Senior Co-Manager:	U.S. Bancorp Investments, Inc.

Co-Manager:	BofA Securities, Inc.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering (or, if available, the final prospectus supplement), the Issuer’s prospectus in the registration statement (to which it relates) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Goldman Sachs & Co. LLC by telephone at (866) 471-2526, by email at prospectus-ny@ny.email.gs.com, or by standard mail at 200 West Street, New York, NY 10282, Attention: Prospectus Department; (ii) RBC Capital Markets, LLC by telephone at (877) 822-4089, by email at rbcnyfixedincomeprospectus@rbc.com, or by standard mail at 200 Vesey St., 8th Floor, New York, NY 10281, Attention: Prospectus Departments; (iii) Scotia Capital (USA) Inc. by telephone at (800) 372-3930, or by standard mail at 250 Vesey Street, New York, NY 10281, Attention: Debt Capital Markets; or (iv) Wells Fargo Securities, LLC by telephone at (800) 645-3751, by email at wfscustomerservice@wellsfargo.com, or by standard mail at 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service.

2